UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 23, 2011

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40- F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	No X

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation dated May 20, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: May 23, 2011	By:	/s/ Sai W. Chu

Sai W. Chu
Chief Financial Officer

Exhibit I

Seaspan Corporation

Unit 2, 7th Floor, Bupa Centre

141 Connaught Road West

Hong Kong, China

c/o 2600 – 200 Granville Street

Vancouver, BC

Canada V6C 1S4

Tel: 604-638-2575

Fax: 604-648-9782

www.seaspancorp.com

Seaspan Announces Pricing of $100 Million Public Offering of 9.50% Series C Cumulative Redeemable Perpetual Preferred Shares

HONG KONG, CHINA, May 20, 2011 – Seaspan Corporation (“Seaspan”) (NYSE: SSW) today announced that it has priced its public offering of four million Series C Cumulative Redeemable Perpetual Preferred Shares (the “Series C Preferred Shares”) at $27.15 per share. The public offering price includes accrued dividends on the Series C Preferred Shares to the closing date for this offering, which is expected to be May 25, 2011. Dividends are currently payable on the Series C Preferred Shares at a rate of 9.50% per annum of the $25 per share stated liquidation preference.

Total proceeds from the offering will be approximately $108.6 million and net proceeds from the offering before expenses will be approximately $105.2 million. Seaspan intends to use the net proceeds from the offering for general corporate purposes, which may include making vessel acquisitions or investments.

BofA Merrill Lynch and Citi are the joint book-running managers for the offering. Dahlman Rose & Company and Jefferies & Company, Inc. are the co-managers. BofA Merrill Lynch is the sole structuring agent for the offering.

When available, copies of the prospectus supplement and accompanying base prospectus related to the offering may be obtained from BofA Merrill Lynch, Attn: Prospectus Department, 4 World Financial Center, New York, NY 10080, email: dg.prospectus_requests@baml.com; Citi, Attention: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220, tel: (877) 858-5407, email: batprospectusdept@citi.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering may be made only by means of a prospectus supplement and accompanying base prospectus.

About Seaspan

Seaspan is a leading independent charter owner of containerships, which it charters primarily pursuant to long-term fixed-rate time charters to major container liner companies. Seaspan’s contracted fleet of 69 containerships consists of 60 containerships in operation and nine containerships scheduled for delivery through March 2012. Seaspan’s operating fleet of 60 vessels has an average age of approximately five years and an average remaining charter period of approximately seven years. All of the nine vessels to be delivered to Seaspan are already committed to fixed-rate time charters of 12 years in duration from delivery. Seaspan’s customer base consists of eight of the world’s largest liner companies, including A.P. Moller-Maersk A/S, China Shipping Container Lines (Asia) Co., Ltd., Compania Sud Americana de Vapores S.A., COSCO Container Lines Co., Ltd., Hapag-Lloyd USA, LLC, Kawasaki Kisen Kaisha Ltd., Mitsui O.S.K. Lines, Ltd., and United Arab Shipping Company (S.A.G.).

Seaspan’s common shares are listed on The New York Stock Exchange under the symbol “SSW”.

Seaspan’s Series C Preferred Shares are listed on The New York Stock Exchange under the symbol “SSW PR C”.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, those discussed in Seaspan’s public filings with the SEC. Seaspan undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

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For Investor Relations Inquiries:

Mr. Sai W. Chu

Chief Financial Officer

Seaspan Corporation

Tel. 604-638-2575

For Media Inquiries:

Mr. Leon Berman The IGB Group Tel. 212-477-8438

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